Exhibit 4

Dear Board of Directors:

We are disappointed that your Chairman, Jordan Levy, has again lead you into making decisions that are a mockery of proper corporate governance, designed to further entrench this Board and Chairman Levy, and wholly unnecessary in light of the facts.

Contrary to the Company’s assertion, there has been no “recent accumulation of shares” by JEC Capital or Ratio Capital. We each made our respective investment in the Company months ago with the belief that Synacor’s shares were undervalued. We firmly believe Synacor continues to be undervalued today and that value can be unlocked through a third-party strategic transaction.

Contrary to the Chairman Levy’s assertion that “we [the directors] are always willing to engage in constructive dialogue with our investors” we have not found that to be true. While we pose no threat to Synacor and are not using “coercive tactics to gain control of the Company”, we are evidently perceived as a threat to Chairman Levy, and he has responded by needlessly spending a large sum of Synacor’s cash implementing the Rights Plan.

We have repeatedly demanded that the Board halt its CEO search and engage appropriate advisors to conduct an organized sale process to maximize shareholder value. We support a sale of the Company providing full and fair value to shareholders, which we believe can occur at a price well above the current market price.

We continue to call for Chairman Levy’s immediate resignation and we demand that the Board call a Special Meeting and allow shareholders to vote on whether the Board should seek and effect the immediate:

•	resignation or removal of Chairman Levy;
•	expansion of the size of the Board from 6 members to 7 members; and
•	addition of two new members of the Board recommended by shareholders.

We look forward to the Board finally doing right by the Company’s shareholders and promptly calling a Special Meeting of Shareholders for this purpose.

Sincerely,

Michael Torok	Bart Kool
JEC Capital Partners	Ratio Capital Management